Direct Line: (212) 859-8735 Fax: (212) 859-4000 michael.levitt@friedfrank.com
March 31, 2011
Justin Dobbie
John Stickel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Partners, LP Amendment No. 3 to the Registration Statement on Form S-1 File No.: 333-171270
Dear Mr. Dobbie and Mr. Stickel:
     This letter sets forth the response of CVR Partners, LP (the “Partnership” or “CVR”) to the comment letter, dated March 30, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to CVR’s Amendment No. 3 to the Registration Statement on Form S-1 filed on March 29, 2011 (the “Registration Statement”). This letter is being filed with Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier four courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.
Capitalization, page 51
1.	Please revise your presentation to present separately a “pro forma” column that excludes the effects of the initial public offering in addition to the “pro forma as adjusted” column. This separate pro forma information should encompass all of the pro forma adjustments, excluding the effects of the initial public offering, as presented on page P-3.

Response:

The Partnership has revised the Capitalization section to present both a “pro forma” column that shows the effects of the transactions contemplated by the Registration Statement other than the initial public offering and a “pro forma as further adjusted”

column that further adjusts for the issuance of common units and the application of the proceeds thereof in response to the Staff’s comment. See page 51 of the Amended Registration Statement.
Dilution, page 52
2.	Please revise your disclosure related to the calculation of pro forma net tangible book value of $109.0 million to clarify that such amount considers all of the pro forma adjustments presented on page P-3, excluding the effects of the initial public offering.

Response:

The Partnership has revised the Dilution section in response to the Staff’s comment. See page 52 of the Amended Registration Statement.
Exhibit 5.1
3.	We note that you have quantified the number of common units being registered. Please have counsel revise its legality opinion to quantify the number of common units covered by its opinion.

Response:

A new legality opinion that references the 22,080,000 common units that may be offered and sold pursuant to the Registration Statement has been included with the Amended Registration Statement in response to the Staff’s comment.
     Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,
/s/ Michael A. Levitt

Michael A. Levitt

cc:	John J. Lipinski (CVR Partners, LP)
Edmund S. Gross (CVR Partners, LP)
Edward A. Morgan (CVR Partners, LP)
Susan M. Ball (CVR Partners, LP)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Michael Rosenwasser (Vinson & Elkins L.L.P.)
Ramey Layne (Vinson & Elkins L.L.P.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Michael O’Leary (Andrew Kurth LLP)